TSX-V:APH March 15, 2012

ALDA completes 10:1 consolidation and is reinstated

Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (the “Company” or “ALDA”) announces that on March 7, 2012 the TSX Venture Exchange (“the Exchange”) approved the consolidation the Company’s common shares on the basis of one new share being issued for every ten of its old shares. As a result of the consolidation, 6,399,680 shares are now issued and outstanding.  A new CUSIP Number,

01407W205, has been assigned to the Company.

On March 12, 2012, trading in the securities of the Company was reinstated by the Exchange. Terrance G. Owen, Ph.D., MBA

President & CEO

ALDA Pharmaceuticals Corp.

www.aldacorp.com

owen.terrance@gmail.com

604-862-3439

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s  expectations,  plans,  intentions  or  strategies  regarding  the  future  are  forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words  such  as  “outlook,”  “will,”  “could,”  “would,”  “might,”  “remains,”  “to  be,”  “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp.

Telephone [604] 521.8300 - Facsimile [604] 521.8322

www.aldacorp.com